Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in thousands of US$, except ratio data)

Our ratio of earnings to fixed charges and preferred share dividends for the periods indicated, using financial information calculated in accordance with IFRS were:

	Six Months Ended June 30, 2013	Year ended December
		2012	2011
Profit before income tax	$174,694	$102,962	$143,690
Add (deduct)
Fixed charges from below	135,444	273,687	214,545
Amortization of capitalized interest during the period (1)	347	557	451
Capitalized interest during the period (2)	(1,979)	(3,466)	(8,292)

Earnings as adjusted	$308,506	$373,740	$350,394
Fixed charges:
Implicit interest in operating lease expense (3)	$76,660	$143,569	$115,475
Interest expense in the period (includes amortization of debt premiums)	50,255	122,112	90,778
Capitalized interest during the period (2)	1,979	3,466	8,292
Preferred share dividends	6,550	4,540	—

Fixed charges:	$135,444	$273,687	$214,545

Ratio of earnings to fixed charges and preferred share dividends	2.28	1.37	1.63

(1)	Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. For the six-month period ended June 30, 2013, and the years ended December 31, 2012 and 2011, $347, $557, and $451, respectively are included within “Depreciation and amortization” in the Condensed Consolidated Statement of Comprehensive Income and within “Depreciation, Amortization, and Impairment” in the Consolidated Statement of Comprehensive Income corresponding to amortization of such borrowing costs. Depreciation is based on the estimated useful lives and residual values of each asset to which borrowing costs have been capitalized.
(2)	Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. For the six-month period ended June 30, 2013, and the years ended December 31, 2012 and 2011, $1,979, $3,466, and $8,292, respectively are included within “Interest income” in the Condensed Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Comprehensive Income corresponding to the capitalization of borrowing costs.

(3)	As of June 30, 2013, and December 31, 2012 and 2011, we have entered into 72, 70, and 63 operating leases of aircraft, respectively. Aircraft rentals are deemed to have an implicit interest rate, which is the rate that causes the sum of the present value of cash flows and the present value of the residual value of the leased aircraft at the end of the lease to equal the fair value of the leased aircraft. Therefore, aircraft rent expense included within “Aircraft rentals” in the Condensed Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Comprehensive Income include implicit interest of $76,660, $143,569, $115,475 for the six-month period ended June 30, 2013, and the years ended December 31, 2012 and 2011, respectively.

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in thousands of US$, except ratio data)

	Six Months Ended June 30, 2013	Year ended December 2012

Profit before income tax	$174,694	$102,962
Add (deduct)
Pro forma operating lease expense (1)	(6,095)	(21,837)
Pro forma interest expense (2)	(10,067)	(31,855)

Pro forma profit before income tax	158,532	49,270
Add (deduct)
Pro forma fixed charges from below	152,788	320,366
Amortization of capitalized interest during the period	347	557
Capitalized interest during the period	(1,979)	(3,466)

Pro forma earnings as adjusted	$309,688	$366,727
Fixed charges:
Implicit interest in operating lease expense	$76,660	$143,569
Additional pro forma implicit interest in operating lease expense (3)	3,277	11,824
Interest expense in the period, including amortization of debt premiums	50,255	122,112
Additional pro forma interest expense in the period, including amortization of debt premiums (2)	10,067	31,855
Capitalized interest during the period	1,979	3,466
Preferred share dividends	6,550	4,540
Additional pro forma preferred share dividends (4)	4,000	3,000

Pro forma fixed charges:	$152,788	$320,366

Pro forma ratio of earnings to fixed charges and preferred share dividends	2.03	1.14

(1)	This adjustment is to record additional lease expense associated with four new aircraft under operating lease. Between January 1, 2013 and September 30, 2013, we accepted delivery of eight new Airbus aircraft, consisting of four A320s, two A330, one A319 and one A330F. We financed four of these aircraft with operating leases and the other four with debt.

(2)	This reflects the pro forma adjustment to interest expense for the six months ended June 30, 2013 and year ended December 31, 2012 resulting from our new capital structure. Between December 31, 2012 and September 30, 2013, we incurred $213.3 million of new debt to finance four of our new aircraft. During the same period, we incurred an additional $325.8 million of new debt (including the Senior Notes) and made amortization payments amounting to $124.1 million in respect to our debt.
(3)	This reflects additional implicit interest we would have paid within the additional aircraft rentals of the four new aircraft received between January 1, 2013 and September 30, 2013. This implicit interest is calculated using the average implicit interest rate of each aircraft.
(4)	This reflects additional preferred dividend payments assuming a per share dividend of $0.04 and $0.03 paid during 2013 and 2012, respectively, multiplied by the issuance of new preferred shares of 100,000,000.